Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2010	2009	2008 (B)	2007	2006	2005
Earnings:
Pretax income (loss) from continuing operations before income (loss) from equity investee	$(55,996)	$(71,952)	$(76,778)	$(106,519)	$(103,150)	$(95,456)
Fixed charges	8,517	5,558	10,067	14,014	13,643	13,687
Amortization of capitalized interest	10	20	20	23	73	78
Interest capitalized	(2,836)	(516)	—	—	—	—

Adjusted earnings	$(50,305)	$(66,890)	$(66,691)	$(92,482)	$(89,434)	$(81,691)

Fixed charges:
Interest expense	$4,426	$2,337	$7,752	$12,043	$12,043	$12,046
Interest capitalized	2,836	516	—	—	—	—
Assumed interest component of rental charges	1,255	2,705	2,315	1,971	1,600	1,641

Total fixed charges	$8,517	$5,558	$10,067	$14,014	$13,643	$13,687

Ratio of earnings to fixed charges	( A)	( A)	( A)	( A)	( A)	( A)

(A)	Due to the registrant’s losses for the six months ended June 30, 2010 and for the years ended December 31, 2009, 2008, 2007, 2006, and 2005, the ratio coverage was less than 1:1. To achieve a coverage ratio of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

(B)	During the year ended December 31, 2008, the registrant repurchased $82.5 million and repaid the remaining $117.5 million of its convertible senior subordinate notes. As of December 31, 2008, the registrant therefore did not have any registered debt outstanding.

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2010	2009	2008 (B)	2007	2006	2005
Coverage deficiency	$58,822	$72,448	$76,758	$106,496	$103,077	$95,378

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